Exhibit 99.1

Ruhnn Announces First Quarter of Fiscal Year 2021 Unaudited Financial Results

HANGZHOU, China, September 14, 2020 (Globe Newswire) – Ruhnn Holding Limited (“ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced its unaudited financial results for the first quarter of fiscal year 2021 ended June 30, 2020.

“We executed and delivered a strong start to our new fiscal year driven by the successful transition of our business focus to services segment under the platform model, under which, we are well positioned to capture the increasing demand from third-party merchants and brands for our KOLs to provide sales and advertising services. Services segment demonstrated excellent profitability in the first fiscal quarter with related income from operations of RMB22.2 million and operating margin reaching 20%. We continue to explore and further develop KOL monetization channels under the platform model, with services revenue generated from e-commerce live-streaming increasing multiple times year-over-year,” Mr. Lei Sun, founder, director and Chief Executive Officer of ruhnn, commented.

“We are building a leading technology-driven platform, including KOL Platform and key opinion consumer (“KOC”) Community, in order to intelligently connect and empower our KOLs, KOCs and third-party merchants and brands, further improving our operational efficiency and profitability,” Mr. Sun concluded.

Mr. Jacky Wang, Chief Financial Officer of ruhnn, said, “We achieved excellent results for the first fiscal quarter. Services revenue through platform model increased 74% year-over-year, amounting to 41% of total net revenue. Net loss attributable to ruhnn was RMB56.6 million, inclusive of noncash impairment of exclusive cooperation rights under the full-service model of RMB53.2 million. Adjusted net income attributable to ruhnn was RMB10.7 million as compared to a loss of RMB21.6 million in the same period of last fiscal year. Furthermore, net cash provided by operating activities increased 11 times year-over-year to RMB11.6 million.”

First Fiscal Quarter Financial Highlights:

•	Services revenue increased 74% year-over-year to RMB113.7 million (US$16.1 million).
•	Total net revenue decreased 10% year-over-year to RMB280.4 million (US$39.7 million).
•	Gross margin increased to 38% from 36% in the same quarter of last fiscal year.
•

Net loss attributable to ruhnn was RMB56.6 million (US$8.0 million), inclusive of noncash impairment of exclusive cooperation rights of RMB53.2 million, compared to RMB26.7 million in the same quarter of last fiscal year.

•	Adjusted net income attributable to ruhnn[1] was RMB10.7 million (US$1.5 million) compared to a loss of RMB21.6 million in the same quarter of last fiscal year.
•	Income from operations of services was RMB22.2 million. Adjusted income from operations[1] of services was RMB25.1 million.
•	Net cash provided by operating activities increased 11 times year-over-year to RMB11.6 million (US$1.6 million).

First Fiscal Quarter Operational Highlights:

•	Number of signed KOLs increased to 174 as of June 30, 2020 from 133 as of June 30, 2019. Number of fans increased to 263.1 million as of June 30, 2020 from 172.0 million as of June 30, 2019.
•	Number of platform top-tier KOLs increased to 8 as of June 30, 2020 from 2 as of June 30, 2019. Number of platform established KOLs increased to 19 as of June 30, 2020 from 12 as of June 30, 2019.
•	Accumulated number of brands served increased to 1,186 as of June 30, 2020 from 701 as of June 30, 2019.

[1]

Adjusted net income (loss) attributable to ruhnn, and adjusted income from operations are non-GAAP measures, which exclude certain noncash or nonrecurring expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Financial Measures” at the end of this press release.

Summary Operation Data

Following the significant expansion of the Company’s business under the platform model and the transition of some online stores from the full-service model to the platform model, the Company has primarily switched its focus to services through the platform model and all of the Company’s signed KOLs were involved in the platform model as of June 30, 2020. As an updated measure to assess its KOLs’ performance, the Company classifies all of its signed KOLs based on the total services revenue generated by KOLs under the platform model during the previous twelve months.

The following table presents the Company’s classification of its signed KOLs under the platform model:

	As of and for the three months ended
	June 30, 2019			June 30, 2020
	Number of KOLs	Services Revenue (RMB in millions)	Number of Fans(1) (In millions)	Number of KOLs	Services Revenue (RMB in millions)	Number of Fans(1) (In millions)
Platform top-tier KOLs(2)	2	6.1	10.6	8	40.3	73.0
Platform established KOLs(3)	12	29.9	33.7	19	31.1	44.8
Platform emerging KOLs(4)	14	10.6	25.2	18	15.5	40.0
Platform micro KOLs(5)	105	7.0	102.5	129	12.9	105.3
Total signed KOLs	133	53.6	172.0	174	99.8	263.1
Others(6)		11.9			13.9
Total services revenue		65.5			113.7
(1)	The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.
(2)	Platform top-tier KOLs generated services revenue of RMB10.0 million or more in the past twelve months under the platform model.
(3)	Platform established KOLs generated services revenue of RMB3.0 million to RMB10.0 million in the past twelve months under the platform model.
(4)	Platform emerging KOLs generated services revenue of RMB1.2 million to RMB3.0 million in the past twelve months under the platform model.
(5)	Platform micro KOLs generated services revenue of less than RMB1.2 million in the past twelve months under the platform model.
(6)	Others represent primarily services revenue that was generated through cooperation with third-party KOLs.

The following table presents operation data by platform model and full-service model:

	As of and for the three months ended June 30,
	2019	2020
Platform Model(1)
Number of signed KOLs serving such business model(3)	133	174
Accumulated number of brands served(4)	701	1,186
Number of brands served during the period(4)	278	431
Services revenue under the platform model (RMB in million)	65.5	113.7
Full-Service Model(2)
Number of signed KOLs serving such business model(3)	11	3
Number of the Company’s online stores	40	19
Product sales revenue under the full-service model (RMB in million)	247.3	166.8

(1)

Under the platform model, the Company connects KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provides advertising services on KOLs’ social media spaces to third-party merchants.

(2)

Under the full-service model, the Company owns and operates online stores on third-party e-commerce platforms, and generate revenue through online sales of the Company’s self-designed products to consumers, especially the fans of the Company’s KOLs’ social media accounts that the Company manages.

(3)

Certain KOLs under the Company’s full-service model overlap with those under the platform model. As of June 30, 2020, the Company’s signed KOLs were all involved in the platform model. In addition, the Company’s KOLs that were undergoing training or have not started generating services revenue under the platform model as of the relevant date, were also included in these numbers.

(4)	Number of brands served here represents the number of brands to which the Company provided advertising services.

Information by Segments

As discussed above, following the significant expansion of the Company’s business under the platform model and the transition of some online stores from the full-service model to platform model, the Company started to review its results of operations according to two operating segments when making decisions about allocating resources and assessing performance in the first quarter of fiscal year 2021. The two segments are (i) services through platform model, and (ii) product sales under full-service model. The table below sets forth the selected segment financial information of the two segments for the three months ended June 30, 2020:

	Three months ended June 30, 2020
	Services	Product sales	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	US$
	(Amounts in thousands)
Net revenue	113,668	166,752	-	280,420	39,691
Less:
Cost of revenue	54,420	118,606	-	173,026	24,491
Fulfillment	1,015	17,813	-	18,828	2,665
Sales and marketing	29,013	40,443	-	69,456	9,831
General and administrative	7,054	4,111	14,041	25,206	3,568
Amortization of exclusive cooperation rights	-	5,150	-	5,150	729
Impairment of exclusive cooperation rights	-	53,230	-	53,230	7,534
Income (loss) from operations	22,166	(72,601)	(14,041)	(64,476)	(9,127)
Add back:
Amortization of exclusive cooperation rights	-	5,150	-	5,150	729
Impairment of exclusive cooperation rights	-	53,230	-	53,230	7,534
Share-based compensation expense	2,967	2,602	1,905	7,474	1,058
Litigation costs	-	-	1,461	1,461	207
Adjusted income (loss) from operations	25,133	(11,619)	(10,675)	2,839	401
(1)	Unallocated items include expenses incurred by the headquarters that are not allocated to services and product sales.

First Quarter of Fiscal Year 2021 Financial Results

Net revenue. Total net revenue was RMB280.4 million (US$39.7 million), a decrease of RMB32.4 million or 10% from RMB312.8 million for the same quarter of last fiscal year, which was mainly due to the decrease in product sales revenue through the full-service model, partially offset by the significant increase in services revenue through the platform model.

•

Services revenue through the platform model was RMB113.7 million (US$16.1 million), an increase of RMB48.2 million or 74% from RMB65.5 million for the same quarter of last fiscal year. The increase was mainly attributable to (i) the increase in the number of KOLs serving the Company’s platform model, which increased to 174 as of June 30, 2020 from 133 as of June 30, 2019; (ii) the improved performance of such KOLs as evidenced by the increase in the aggregate number of the platform top-tier, established and emerging KOLs to 45 as of June 30, 2020 from 28 as of June 30, 2019; and (iii) an increase in the number of brands that the Company cooperated with in its advertising business to 431 in the first quarter of fiscal year 2021 from 278 for the same quarter of last fiscal year.

•

Product sales revenue through the full-service model was RMB166.8 million (US$23.6 million), a decrease of RMB80.5 million or 33% from RMB247.3 million for the same quarter of last fiscal year. The decrease was primarily attributable to (i) the transition of the business model of some online stores from the full-service model to the platform model, as a result of which, the number of the Company’s online stores decreased to 19 as of June 30, 2020 from 40 as of June 30, 2019, while the number of the Company’s KOLs serving the full-service model decreased to 3 as of June 30, 2020 from 11 as of June 30, 2019. This factor accounted for the majority of the decrease; (ii) the Company experienced a significant decrease in product sales generated from the online stores under the name of a top KOL who suffered from negative publicity since April 2020; and (iii) the ongoing impact of the Covid-19 pandemic in China during the first fiscal quarter, although to a lesser extent as compared to the previous quarter.

Cost of revenue. Cost of revenue was RMB173.0 million (US$24.5 million), a decrease of RMB28.3 million or 14% from RMB201.3 million for the same quarter of last fiscal year, which was primarily in line with the decrease in total net revenue. Cost of product sales decreased by RMB55.3 million or 32% year-over-year to RMB118.6 million. Cost of revenue primarily included product costs, inventory write-downs and KOL service fees.

Gross profit. Gross profit was RMB107.4 million (US$15.2 million), a decrease of RMB4.1 million or 4% from RMB111.5 million for the same quarter of last fiscal year, primarily as a result of the decrease in product sales revenue. Gross margin increased to 38% from 36% for the same quarter of last fiscal year, primarily attributable to the increase in services revenue as a percentage of total net revenue to 41% from 21% for the same quarter of last fiscal year. Services revenue has a higher gross margin as compared to product sales revenue.

Total operating expenses. Total operating expenses were RMB171.9 million (US$24.3 million), an increase of RMB33.1 million or 24% from RMB138.8 million for the same quarter of last fiscal year. Included in the total operating expenses was an aggregate of RMB67.3 million of noncash impairment and amortization of intangible assets in relation to exclusive cooperation rights, noncash share-based compensation expense, and litigation costs (inclusive of noncash impairment of exclusive cooperation rights of RMB53.2 million) in the first quarter of fiscal year 2021 compared to a noncash amortization of exclusive cooperation rights of RMB5.2 million in the same quarter of last fiscal year. Total operating expenses accounted for 61% and 44% (or 37% and 43%, exclusive of noncash charges and litigation costs as mentioned above) of the total net revenue for the first quarter of fiscal year 2021 and 2020, respectively.

•

Fulfillment expenses were RMB18.8 million (US$2.7 million), a decrease of RMB16.2 million or 46% from RMB35.0 million for the same quarter of last fiscal year. The decrease was largely in line with the decrease in product sales. Fulfillment expenses accounted for 11% and 14% of product sales revenue for the first quarter of fiscal year 2021 and 2020, respectively.

•

Sales and marketing expenses were RMB69.5 million (US$9.8 million), an increase of RMB0.5 million or 1% from RMB69.0 million for the same quarter of last fiscal year. Sales and marketing expenses consist primarily of expenses for KOL incubation, cultivation and training for the Company’s platform KOLs, as well as expenses incurred for the Company’s advertising, marketing and brand promotion activities under the full-service model. Following the expansion of KOL pool from 133 signed KOLs as of June 30, 2019 to 174 as of June 30, 2020, related expenses incurred for KOL incubation, cultivation and training in order to support increased activities for the Company’s KOL sales and advertising business increased accordingly. Sales and marketing expenses accounted for 25% and 22% (or 23% and 22%, exclusive of noncash share-based compensation expense) of total net revenue for the first quarter of fiscal year 2021 and 2020, respectively.

•

General and administrative expenses were RMB25.2 million (US$3.6 million), a decrease of RMB5.3 million or 17% from RMB30.5 million for the same quarter of last fiscal year. General and administrative expenses accounted for 9% and 10% (or 7% and 10%, exclusive of noncash share-based compensation expense and litigation costs) of total net revenue for the first quarter of fiscal year 2021 and 2020, respectively.

•

Amortization of exclusive cooperation rights was RMB5.2 million (US$0.7 million) compared to RMB5.2 million for the same quarter of last fiscal year, which represented the amortization of intangible assets in relation to exclusive cooperation rights granted by a top KOL.

•

Impairment of exclusive cooperation rights was RMB53.2 million (US$7.5 million) in the first quarter of fiscal year 2021 compared to nil in the same quarter of last fiscal year. The Company experienced a significant decrease in the product sales revenue generated from the online stores served by a top KOL who suffered from negative publicity since April 2020. The Company assessed the continuing impacts to its operations and recognized an impairment on the intangible assets relating to the exclusive cooperation rights granted by this KOL as of June 30, 2020.

Interest income, net. Interest income, net was RMB6.3 million (US$0.9 million), an increase of RMB4.9 million from RMB1.4 million for the same quarter of last fiscal year.

Other income, net. Other income, net was RMB4.0 million (US$0.6 million), an increase of RMB3.4 million from RMB0.6 million for the same quarter of last fiscal year.

Loss before income taxes. Loss before income taxes was RMB54.3 million (US$7.7 million) compared to RMB24.9 million for the same quarter of last fiscal year, as a result of the foregoing.

Income taxes. Income tax expense was RMB3.4 million (US$0.5 million) compared to RMB3.4 million for the same quarter of last fiscal year.

Net loss attributable to ruhnn. Net loss attributable to ruhnn was RMB56.6 million (US$8.0 million), inclusive of an aggregate of RMB67.3 million of noncash amortization expense and impairment loss of exclusive cooperation rights, noncash share-based compensation expense, and litigation costs, compared to RMB26.7 million, inclusive amortization of exclusive cooperation rights of RMB5.2 million, for the same quarter of last fiscal year.

Adjusted net income (loss) attributable to ruhnn. Adjusted net income attributable to ruhnn was RMB10.7 million (US$1.5 million) compared to a loss of RMB21.6 million for the same quarter of last fiscal year.

Balance Sheet and Cash Flow

As of June 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term investment of RMB795.4 million (US$112.6 million) compared to RMB800.6 million as of March 31, 2020.

Net cash provided by operating activities was RMB11.6 million (US$1.6 million) for the first quarter of fiscal year 2021 compared to RMB1.0 million for the same quarter of last fiscal year.

Outlook

The Company reiterates that, for the full fiscal year 2021, it currently expects its net revenue from services through the platform model to be between RMB520.0 million and RMB610.0 million, representing year-over-year growth of between 72% and 101%.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are all subject to change.

The Company does not provide outlook for its product sales revenue for the full fiscal year 2021, primarily because of the uncertainty of the continuing impacts of the following factor: The Company has experienced a significant decrease in the product sales revenue generated from the online stores served by a top KOL who suffered from negative publicity since April 2020.

Share Repurchase Program

On June 2, 2020, the Company announced that its board of directors had approved a share repurchase program of up to US$15 million of the Company’s outstanding American Depositary Shares (“ADSs”) for a period not to exceed 12 months beginning on June 2, 2020. The Company commenced this share repurchase program on June 9, 2020 and between that day and the end of September 11, 2020, 891,004 ADSs were repurchased for an aggregate consideration of approximately US$3.1 million. The Company expects to continue to implement its share repurchase program in a manner consistent with market conditions and the interest of its shareholders, subject to the restrictions relating to volume, price and timing under applicable law.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 14, 2020 (8:00 PM Beijing/Hong Kong time on September 14, 2020). Details for the conference call are as follows:

Event Title:Ruhnn Holding Limited First Quarter of Fiscal Year 2021 Earnings Conference Call

Conference ID:1279756

Registration Link:http://apac.directeventreg.com/registration/event/1279756

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ruhnn.com.

About Ruhnn Holding Limited

Ruhnn Holding Limited is a leading internet key opinion leader (“KOL”) facilitator in China. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both platform and full-service models. The Company’s platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. The full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. As of June 30, 2020, the Company had 174 signed KOLs with an aggregate of 263.1 million fans across major social media platforms in China.

For more information, please visit http://ir.ruhnn.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net (loss) income attributable to ruhnn, adjusted basic and diluted net (loss) income per ADS and adjusted (loss) income  from operations in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of noncash charges of impairment and amortization of intangible assets in relation to exclusive cooperation rights and share-based compensation expense, and litigation costs incurred in relation to the class action. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Financial Measures” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the rate in effect as of June 30, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from ruhnn’s management in this announcement as well as ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in the PRC and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and ruhnn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2825-6700

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	March 31, 2020	June 30, 2020
	RMB	RMB	US$
ASSETS:
Current Assets:
Cash and cash equivalents	718,478	784,093	110,981
Restricted cash	5,673	5,799	821
Short-term investment	76,450	5,550	786
Accounts receivable, net	60,370	83,553	11,826
Inventories	145,553	121,104	17,141
Advances to suppliers	32,628	36,071	5,106
Prepaid expenses and other current assets	37,312	33,467	4,737
Total current assets	1,076,464	1,069,637	151,398
Property and equipment, net	183,404	171,225	24,235
Intangible assets, net	82,567	38,001	5,379
Goodwill	1,002	1,002	142
Long-term investments	87,636	88,473	12,523
Operating lease right-of-use assets	-	47,748	6,758
Other non-current assets	2,978	2,394	339
TOTAL ASSETS	1,434,051	1,418,480	200,774
LIABILITIES AND SHAREHOLERS' (DEFICIT) EQUITY:
Current liabilities:
Accounts payable	104,822	124,765	17,659
Notes payable	10,698	8,594	1,216
Accrued salary and benefits	68,601	59,831	8,469
Accrued expenses and other current liabilities	30,042	32,561	4,609
Amounts due to related parties	18,097	17,131	2,425
Dividends payable	-	-	-
Current operating lease liabilities	-	11,904	1,685
Income tax payable	1,662	3,340	473
Total current liabilities	233,922	258,126	36,536
Deferred income	10,033	9,398	1,330
Non-current operating lease liabilities	-	31,968	4,525
Other non-current liabilities	12,334	1,950	276
Total liabilities	256,289	301,442	42,667
Shareholders' (deficit) equity:
Class A ordinary shares (US$0.000000001 par value; 822,665,750 shares authorized, 246,122,394 and 243,823,804 shares issued and outstanding as of March 31, 2020 and June 30, 2020, respectively)	-	-	-
Class B ordinary shares (US$0.000000001 par value; 177,334,250 shares authorized, 174,834,250 shares issued and outstanding as of March 31, 2020 and June 30, 2020)	-	-	-
Treasury stock	-	(10,603)	(1,501)
Additional paid in capital	1,504,848	1,512,321	214,057
Accumulated deficit	(325,126)	(381,710)	(54,028)
Other comprehensive income	4,598	4,678	662
Total ruhnn shareholders' (deficit) equity	1,184,320	1,124,686	159,190
Non-controlling interest	(6,558)	(7,648)	(1,083)
Total shareholders' (deficit) equity	1,177,762	1,117,038	158,107
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,434,051	1,418,480	200,774

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	Three Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net revenue:
Services	65,481	113,668	16,089
Product sales	247,295	166,752	23,602
Total net revenue	312,776	280,420	39,691
Cost of revenue:
Cost of services	27,360	54,420	7,703
Cost of product sales	173,896	118,606	16,788
Total cost of revenue	201,256	173,026	24,491
Gross profit	111,520	107,394	15,200
Operating expenses(1):
Fulfillment	34,975	18,828	2,665
Sales and marketing	68,990	69,456	9,831
General and administrative	30,510	25,206	3,568
Amortization of exclusive cooperation rights	5,150	5,150	729
Impairment of exclusive cooperation rights	-	53,230	7,534
Other operating income, net	(785)	-	-
Total operating expenses	138,840	171,870	24,327
Loss from operations	(27,320)	(64,476)	(9,127)
Other income (loss):
Interest income	1,408	6,259	886
Other income, net	598	4,015	568
Foreign exchange gain (loss)	397	(91)	(13)
Loss before income taxes	(24,917)	(54,293)	(7,686)
Income taxes	3,420	3,381	479
Net loss	(28,337)	(57,674)	(8,165)
Less: Net loss attributable to non-controlling interest	(1,624)	(1,090)	(154)
Net loss attributable to ruhnn	(26,713)	(56,584)	(8,011)
Net loss per ordinary share:
Basic and diluted	(0.06)	(0.14)	(0.02)
Net loss per ADS (each ADS represents five ordinary shares):
Basic and diluted	(0.32)	(0.68)	(0.10)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	412,473,758	415,377,951	415,377,951

Net loss	(28,337)	(57,674)	(8,165)
Other comprehensive loss:
Foreign currency translation adjustments	4,697	80	11
Comprehensive loss	(23,640)	(57,594)	(8,154)

(1) Share-based compensation expense in each category:
Fulfillment	-	142	20
Sales and marketing	-	3,737	529
General and administrative	-	3,595	509
Total	-	7,474	1,058

RUHNN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net cash provided by operating activities	965	11,649	1,649
Net cash (used in) provided by investing activities	(105,187)	65,375	9,253
Net cash provided by (used in) financing activities	718,498	(11,035)	(1,562)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	776	(248)	(35)
Increase in cash, cash equivalents and restricted cash	615,052	65,741	9,305
Cash, cash equivalents and restricted cash at beginning of period	103,821	724,151	102,497
Cash, cash equivalents and restricted cash at end of period	718,873	789,892	111,802

RUHNN HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

(Amounts in thousands, except for share and per share data)

	Three Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net loss attributable to ruhnn	(26,713)	(56,584)	(8,009)
Amortization of exclusive cooperation rights	5,150	5,150	729
Impairment of exclusive cooperation rights	-	53,230	7,534
Share-based compensation expense	-	7,474	1,058
Litigation costs	-	1,461	207
Adjusted net (loss) income attributable to ruhnn	(21,563)	10,731	1,519
Adjusted net (loss) income per ADS (each ADS represents five ordinary shares):
Basic	(0.26)	0.13	0.02
Diluted	(0.26)	0.13	0.02
Weighted average shares used in calculating adjusted net (loss) income per ordinary share:
Basic	412,473,758	415,377,951	415,377,951
Diluted	412,473,758	428,519,977	428,519,977

	Three Months Ended June 30, 2020
	RMB	US$
Loss from operations	(64,476)	(9,127)
Amortization of exclusive cooperation rights	5,150	729
Impairment of exclusive cooperation rights	53,230	7,534
Share-based compensation expense	7,474	1,058
Litigation costs	1,461	207
Adjusted income from operations	2,839	401